Exhibit 99.2

Prima BioMed Annual General Meeting CEO Presentation November 17, 2017 ASX:PRR; NASDAQ:PBMD Marc Voigt 1

Notice: Forward Looking Statements The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. 2

2017 Highlights Corporate R&D Collaborations Sound financial TACTI-mel two cohorts Ongoing clinical management recruited, 3rd underway development of our First raise in the US – encouraging data partners GSK and (Registered Direct) AIPAC safety run in Novartis Overseas advance tax completed, randomized Novartis: milestone finding phase progressing - first received JP Morgan, ASCO, safety, activity, PK and MTA for IMP321 with ESMO, WCI, SITC IM data positive CYTLIMIC conferences INSIGHT (Investigator EOC IND application in New team members Initiated Trial study) China started, Frankfurt, Partnership & grant 3 Patents granted Germany with Monash University New product candidate: IMP761 3

Key Financials Ticker ASX PRR;NASDAQ PBMD Market Cap A$63.8M (10 Nov 17) Shares on Issue 2,362,662,532 (10 Nov 17) Net Loss FY17 A$9.4M (FY16: A$62.0M ) G&A Expenses FY17 A$4.3M (FY16: A$7.0M) R&D and IP Expenses FY17 A$7.5M (FY16: A$7.1M) Revenue and other income FY17 A$4.2M (FY16: A$2.0M) Cash in Bank A$16.2M (31 Oct 17) 4

PROGRAM UPDATE 5

Oncology and Autoimmune Pipeline


LAG-3 Technologies
Eftilagimod Alpha (LAG-3Ig or IMP321), APC Activator – Fusion Protein
Partners
Preclinical
Phase I
Phase IIa
Phase IIb
Metastatic Breast Cancer
'17*
2019*
WW Prima
(ex China: Eddingpharm)
Phase IIb trial began Oct 2015
MOA: APC activator following first-line chemotherapy
Proof of Concept Study in Metastatic Melanoma
'17*
2018*
WW Prima
(ex China: Eddingpharm)
Phase I trial began Jan 2016
MOA: APC activator + PD-1 checkpoint inhibitor
Eftilagimod Alpha (INSIGHT) – Investigator Sponsored Clinical Trial**
Cancer
IMP731 (Depleting AB)
Autoimmune Diseases
WW GSK
Phase I trial began Jan 2015
Estimated Completion Date Aug 2018***
MOA: LAG-3 depleting antibody
IMP701 (Antagonist AB)
Cancer
WW Novartis
Phase I trial began Aug 2015
Estimated Completion Date April 2019***
MOA: LAG-3 antagonist antibody
IMP761 (Agonist AB)
Autoimmune Diseases
WW Prima
MOA: LAG-3 agonist antibody
Cell Therapy: CVac™ - divested to and controlled by Sydys Corporation

*Expected timing of data readouts. Actual results may differ.

** INSIGHT clinical trial controlled by lead investigator and therefore Prima has no control over this clinical trial

*** As per clinicaltrials.gov (November 5, 2017)

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Eftilagimod Alpha (IMP321) Potential Application New International Nonproprietary Name granted by international authority (WHO) for IMP321: Eftilagimod Alpha Potential combination therapy strategies: Chemo-immunotherapy in various cancer indications Combination therapy with active agents such as Taxanes (e.g. Paclitaxel), anthracyclines, alkylating agents & anti-metabolites Potential combination therapy strategies based on a comparably mild safety profile and potential synergistic effects I-O combination in various cancer indications With PD-1, PDL-1 or CTLA-4 antagonists Potential combination therapy strategies based on a comparably mild safety profile and potential synergistic effects Cancer vaccine or intra-tumoral injections 7 To locally stimulate the immune system

AIPAC- Active Immunotherapy with PAClitaxel Chemoimmunotherapy – adding an antigen presenting cell (APC) activator after chemotherapy treatment to boost immune responses. Encouraging scientific advice from EMA July 2015 Initiated Dec 2015 First patient dosed Feb 2016 First safety, PK and immune monitoring (IM) data June 2016 – dose escalation Second safety cohort recruitment completed ASCO 2017 presentation of safety cohort 2017: regulatory CTA approval in 7 European countries Start of randomized phase (226 pts) started in Jan 2017 8

Eftilagimod Alpha – Preliminary Efficacy Metastatic Breast Cancer – 1st chemotherapy + IMP321 Our response rates are substantially better than the 22-33 % response rates seen in historical control groups with paclitaxel as a monotherapy P005 – phase I (n=30) AIPAC (P011) – phase I trial (n=15) Response parameter Paclitaxel + IMP321 (n = 15) Complete Response (CR) 0/15 (0%) Partial Response (PR) 7/15 (47%) Stable Disease (SD) 6/15 (40%) Progressive Disease (PD) 2/15 (13%) Overall Response Rate (ORR) 7/15 (47%) Disease Control Rate (DCR) 13/15 (87%) ORR* of 47 % and DCR** of 83 % ORR of 47 % and DCR of 87 % Responders had further tumor shrinkage Two of the responses occurred relatively between months 3 and 6 late (after ~6 months) *Overall Response Rate **Disease Control Rate 9 preliminary data, status September 2017, best response acc. To RECIST 1.1

TACTI-mel Two ACTive Immunotherapies in melanoma Combination therapy – combining an APC activator and a checkpoint inhibitor to kick start the immune response after removing the brake. Initiated Jan 2016 Being conducted at 6 sites in Australia First cohort finished (safety) Dec 2016 Second cohort finished (safety) March 2017 Data presentation at SITC Nov 2017 10

* - according to study protocol patients receive pembrolizumab monotherapy for 3 cycles. Patients suboptimally responding to or progressing on pembrolizumab are screened and receive combination treatment beginning with cycle 5 (after 3 months) onwards Eftilagimod Alpha – Preliminary Efficacy Metastatic melanoma with suboptimal response to pembro TACTImel (P012) – phase I trial, 1 (cohort 1) + 6 (cohort 2) mg IMP321 ir R C a s s e s s m e n ts * 8 0 0 Response Total (n=12) ] 4 0 0 A 1 B 1 parameter (irRC), n e in A 2 B 2 l 1 0 0 (%) e A 3 B 3 s a 7 5 A 4 B 4 b irCR 1 (8) f 5 0 A 5 B 5 o pembro- A 6 B 6 irPR 3 (25) 2 5 [% lizumab mono- target lesions B2 irSD 3 (25) n 0 io therapy completely disappeared in irPD 5 (42) s e - 2 5 l FU scans and A2 very deep RR 4 (33) t e - 5 0 PR g r DCR 7 (58) a - 7 5 T Patients with tumor - 1 0 0 reduction 7 (58) 0 3 6 9 1 2 1 5 p r e - s c re e n in g p e m b ro m o n th s Late stage patients with visceral disease (83%) and elevated LDH (67%) 7/12 (58%) patients with suboptimal response or progression on pembrolizumab had a tumor reduction during the study Combination safe and well tolerated to date, no DLT preliminary data, status 06th November 2017 11 pre-pembro week 9 (pembro) week 25 (combo) week 37 (combo) R L R L R L R irPD week 64 (PFS-FU) R L R L

TACTI-mel Patient A4 (1 mg): Preliminary results Efficacy: metastatic melanoma - spread to the lung Pre-Pembro week 13 (pembro) week 29 (combo) R L R L R L week 72 (pembro) Tumour burden (irRC) week 40 (combo) 5000 Pembrolizumab tumour burden R L R L 4720 according to irRC 4000 2 ] 3000 burden[mm Pembrolizumab + IMP321 Pembrolizumab 2000 Tumor 2100 1000 638 493 0 364 Pre-Pembro after pembro Cycle 5 Cycle 9 pembro Very deep response (confirmed irPR) after start of combo mono pt completed 6 months Pembro + IMP321 continues on 0 13 29 40 72 week pembro mono Sum Target Lesions 4720 2100 638 493 364 Target lesions are highly reduced after combo treatment, mm² mm² mm² mm² mm² complete disappearance of non-target lesions compared to combo start 100% 30% 23% 17% compared to pre-pembro 100% 44% 14% 10% 8% 13 preliminary data, status 15th November, 2017 irRC N/A irPR irPR irPR irPR

TACTI-mel Patient B2 (6 mg): Preliminary results Efficacy: metastatic melanoma L R Week 18 (pembro) week 41(combo) R L R L Tumour burden (irRC) 120 Pembrolizumab 100 Pembrolizumab + IMP321 100 2 ] mm 80 en[ subcuteneous urd 60 upper part b r Tumo 40 20 25 25 0 after pembro mono Cycle 5 Cycle 9 18 30 41 Patient entered with irSD on Pembro monotherapy week Confirmed irPR after start of combo pt completed 6 months Pembro + IMP321 Sum Target 100 mm² 25 mm² 25 mm² Target lesion disappears at week 41 (25 mm3 default value Lesions entered due to 5 mm CT section thickness); disappearance In % 100% 25% 25 % confirmed by FU PET scan but non-target lesions still irRC N/A irPR irPR present 14 preliminary data, status 15th November, 2017

INSIGHT: IMP321 in i.t. and i.p. Application Investigator Initiated Trial Prof. Al-Batran, IKF, Frankfurt, Germany Population: 18 pts (9 per stratum) with advanced solid tumors w/o standard treatment options Objectives: Recommended phase II dose, PD effects of IMP321 Design: intrapatient escalation Group A: intratumoral (i.t.) Group B: intraperitoneal (i.p.) Group A: 1st pt completed escalation w/o DLT, 2nd pt ongoing Group B: 6 mg 12 mg 24 mg 30 mg 1 mg 3 mg 6 mg 12 mg 30 mg 1st pt ongoing Treatment Treatment 15 https://upload.wikimedia.org/wikipedia/commons/thumb/1/19/Gray1038.png/250px-Gray1038.png https://cdn.thinglink.me/api/image/578616053681094658/1240/10/scaletowidth

Partnership Updates I GSK2831781, GSK’s investigational product derived from GSK IMP731 antibody, in ongoing clinical trial in the context of autoimmune diseases Phase I study expected to be finished in Aug 2018 Portfolio review at GSK in 2017 -> IMP731 continued despite cancellation of 13 clinical and 20 preclinical programs Novartis LAG-525 derived from IMP701 In June 2016, Novartis amended their trial to increase Novartis enrolment from 240 to 416 patients Milestone payment received in August 2017 Estimated study completion date is April 2019 16

Partnership Updates II: IMP321 Chinese IND for IMP321 submitted in Feb 2017 EOC, an Eddingpharm Spin-out holding the Chinese rights for IMP321, successfully closed $32 Million round for oncology assets in Nov 2017 Milestone and royalty bearing partnership for Prima Spin off from NEC, Japan. Est. Dec 2016; aims to develop cancer drugs discovered by artificial intelligence Multiple Material Transfer Agreements regarding IMP321 Preclinical and Clinical research ongoing 17

The Market Environment in IO 18

IO Therapy Landscape and Opportunity

Current Immuno-Oncology Therapies

- CTLA-4, PD-1 and PD-L1 antagonists approved for many indications → only 15 - 40% of solid tumors respond
- Combo Opdivo + Yervoy relatively toxic
- May 2017 approval of Keytruda/ chemo combination in lung cancer (NSCLC)

Evolution of Immuno-Oncology Therapies



Opdivo/ anti-LAG-3 Combo*
Opdivo/Yervoy combo
Yervoy
Keytruda
Keytruda/chemo combo
2011 `12 `13 `14 `15 `16 `17 `18 `19 `20*

- **<u>Opportunity for IMP321:</u>**
  - ✓ Potential synergistic effect with current I-O therapies → may enhance tumor response to treatment
  - ✓ IMP321 has excellent safety
  - ✓ Unique MoA (potential synergies)
  - ✓ European Phase 2b trial of IMP321 + chemo in breast cancer
  - ✓ Dose escalation Phase I of IMP321 + Keytruda (TACTI-mel) in melanoma ongoing → extension to other indications possible

*Expected timing, actual results may differ

PRIMA BIOMED

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IO Sales by Approach (2019-2024) IO Sales Are Estimated to Reach $34 billion in 2024 with Checkpoint Inhibitors Accounting for the Largest Market Share Checkpoint Inhibitors Source: Global Data, Immuno-Oncology Strategic Insight: Multi-Indication and 20 Market Size Analysis (May 2016)

Breast Cancer Market Opportunity IO Sales Are Estimated to Reach $34 billion in 2024 with Checkpoint Inhibitors Accounting for the Largest Market Share HER2-Negative Breast Cancer (8 Major Pharma Markets) Key Statistics 2015 Epidemiology HER2- Breast Cancer 910,016 Incident Cases 2015 Market Sales US $3.2B 5EU $1.3B Japan $554M China (urban) $337M Total (8MM) $5.4B 2025 Market Sales US $5.4B 5EU $3.0B Japan $1.2B China (urban) $1B Total (8MM) $10.58B Source: GlobalData; primary research interviews and surveys conducted with key opinion leaders and high-prescribing physicians in the countries included in this report 5EU = France, Germany, Italy, Spain, and UK; 8MM = US, 5EU, Japan, and China; HER2 = human epidermal growth factor receptor type 2 21

IP Portfolio Progress made with prosecution of Prima’s global patent portfolio, including a number of new patent grants in key global markets, including: - US 9,579,382 (use of IMP321 in the treatment of cancer) - JP 6,169,734 (use of IMP321 in the treatment of infectious disease) - JP 6,177,735 (IMP731 & use in the treatment of autoimmune disease) Additional patent grants anticipated to follow shortly Recently entered national phase for the key 670 family application (combination of IMP321 and PD-1 inhibitor) in Europe, US and Japan and 10 other major markets Addition of James Flinn, a registered Australian Patent Attorney, to the Prima team in April 2017 22

UPCOMING MILESTONES 23

Upcoming Milestones Clinical Other Dec 2017: Update on clinical development Dec 2017: Last patient of 30 mg TACTI-mel expected –expansion planned Throughout 2018: TACTI-mel results from different cohorts Mid 2018: AIPAC should be fully recruited Throughout 2018: Single cases from INSIGHT study Preclinical data from IMP761 Potential milestone payments from partnerships in the coming years Continued expansion of IP Ongoing research efforts Regulatory interaction Ongoing active business development 24

New Logo* Potential ticker symbols: ASX: IMM; NASDAQ: IMMP 25 * Name change subject to shareholder approval

NASDAQ: PBMD, ASX: PRR Thank you! 26